JAY L. SWANSON (612) 340-2763 FAX (612) 340-7800 swanson.jay@dorsey.com

March 4, 2019

Division of Corporation Finance Securities and Exchange Commission 100 F Street NE Washington, DC 20549

Re:	Heartland Financial USA, Inc. Registration Statement on Form S-4

Ladies and Gentlemen:

Accompanying this letter and filed electronically by EDGAR is a registration statement on Form S‑4 (the “Registration Statement”) relating to the issuance of shares (“the Shares”) of the Common Stock, $1.00 par value, of Heartland Financial USA, Inc., a publicly held Delaware corporation and bank holding company (the “Registrant”). The Shares are being issued in connection with the merger (the “Merger”) of Blue Valley Ban Corp., a Kansas corporation and bank holding company (the “Target”), with and into the Registrant pursuant to an Agreement and Plan of Merger dated as of January 16, 2019 (the "Merger Agreement") between the Registrant and the Target.

We would appreciate it if the Staff would send any correspondence relating to the Registration Statement to the undersigned by e-mail at swanson.jay@dorsey.com (or by facsimile to (612) 340-7800), with a copy to J. Daniel Patten, Executive Vice President, Finance and Corporate Development of the Registrant, at dpatten@htlf.com (or by facsimile to (563) 589-1951).

The Merger does not require a vote of stockholders of the Registrant. The Registrant is a multi-bank holding company that had total assets of $11.41 billion at December 31, 2018, and recorded net income of $117.0 million for the year ended December 31, 2018. The Target is a one bank holding company that had total assets of $717.7 million at December 31, 2018 and recorded income of $5.3 million for the year ended December 31, 2018.

Financial statements and related information related to the Registrant, a Form S‑3 eligible, large accelerated filer that is current in its reports, is incorporated by reference into the Registration Statement in accordance with Items 10 and 11 of Form S‑4. In accordance with Item 17(b)(7)(ii) of Form S-4, financial statements of the Target are not included in the Registration Statement. Also, pursuant to the Staff’s Telephone Interpretations under Regulation M‑A, and particularly the answer to question 2 of Section H of those interpretations, information relating to the Target that otherwise would be required under Items 301, 302, 303, 304(b) and 305 of Regulation S‑K has been omitted.

50 South Sixth Street | Suite 1500 | Minneapolis, MN | 55402-1498 | T 612.340.2600 | F 612.340.2868 | dorsey.com

Division of Corporation Finance
Securities and Exchange Commission
March 4, 2019

Thank you in advance for your attention to the Registration Statement. Please let us know whether the Registration Statement will be reviewed by the Staff at your earliest convenience.

Very truly yours,

/s/ Jay L. Swanson
Jay L. Swanson

JLS:jz

cc:	Mr. Bryan R. McKeag
Mr. Michael J. Coyle
Mr. J. Daniel Patten
Heartland Financial USA, Inc.

Mr. John Marsalek
Dorsey & Whitney LLP

50 South Sixth Street | Suite 1500 | Minneapolis, MN | 55402-1498 | T 612.340.2600 | F 612.340.2868 | dorsey.com